UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Eton Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29772L 10 8

(CUSIP Number)

W. Wilson Troutman

21925 W. Field Parkway, Suite 235

Deer Park, IL 60010

(847) 616-5634

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[X]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29772L 10 8	13G	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sean Brynjelsen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,374,940 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,374,940 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,374,940 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes 24,940 shares of Common Stock held by an LLC of which the reporting person is the sole manager and 20,833 shares of Common Stock of the Issuer issuable upon the exercise of options that are exercisable on or before 60 days after December 31, 2019.
(2)	This calculation is based on 17,807,167 shares of Common Stock, par value $0.001 per share, outstanding as of October 31, 2019 as disclosed in the Form 10-Q filed by the Issuer with the SEC on November 14, 2019.

CUSIP No. 29772L 10 8	13G	Page 3 of 4 Pages

Item 1.

(a)	Name of Issuer

Eton Pharmaceuticals, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

21925 W. Field Parkway, Suite 235, Deer Park, IL 60010

Item 2.

(a)	Name of Person Filing

Sean Brynjelsen

(b)	Address of the Principal Office or, if none, residence

21925 W. Field Parkway, Suite 235, Deer Park, IL 60010

(c)	Citizenship

United States of America

(d)	Title of Class of Securities

Common Stock, par value $0.001 per share.

(e)	CUSIP Number

29772L 10 8

Item 3.

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,374,940 shares of Common Stock

(b)	Percent of class: 7.6%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,374,940 shares of Common Stock.
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 1,374,940 shares of Common Stock.
(iv)	Shared power to dispose or to direct the disposition of: 0

CUSIP No. 29772L 10 8	13G	Page 4 of 4 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [  ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2020

/s/ Sean Brynjelsen
SEAN BRYNJELSEN